Exhibit 3.3
CERTIFICATE OF FORMATION

OF

LEMS I LLC

This Certificate of Formation of LEMS I LLC (the “Company”), dated as of March 21, 2019, is being duly executed and filed by Kathleen C. Iannone, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18‑101, et seq.).

FIRST.  The name of the limited liability company formed hereby is LEMS I LLC.

SECOND.  The address of the registered office of the Company in the State of Delaware is c/o National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Kent County, 19904.

THIRD.  The name and address of the registered agent for service of process on the Company in the State of Delaware is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Kent County, 19904.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Kathleen C. Iannone
Kathleen C. Iannone
Authorized Person